UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2020

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 27, 2020, Capital Product Partners L.P. issued a press release announcing the successful refinancing of three 9,000 TEU container vessels.

On June 9, 2020, Capital Product Partners L.P. issued a press release announcing the extension of three period charters and new employment for M/V Akadimos.

Copies of the press releases are attached as Exhibit I and II hereto, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: June 10, 2020	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
		Name:	Gerasimos (Jerry) Kalogiratos
		Title:	Chief Executive Officer of Capital GP L.L.C.